SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 1-9224

                           NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-KSB ___  Form 11-K ___  Form 20-F ___  Form 10-Q
             ---
                                 ___ Form N-SAR

  For Period Ended:             December 31, 2002
                   -------------------------------------------------------------

___  Transition Report on Form 10-K
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q
___  Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART 1
                              REGISTRANT INFORMTION

Full name of registrant:  CareerEngine Network, Inc.
                          ------------------------------------------------------
Former name if applicable:
                          ------------------------------------------------------
     Address of principal executive office (street and number): 200 West 57th Street, Suite 1103
     City, state and zip code: New York, NY 10019
     ---------------------------------------------------------------------------

                                     PART 11
                             RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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 [x](b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant is in the process of completing the steps necessary to participate in a transaction which management anticipates will have a material effect on Registrant's business. Because such steps have not been completed as of the date hereof, Registrant is unable to determine the impact such transaction may have on the conduct of its business at this time. It is anticipated that management will be in a position to make a determination of such impact on or before April 15, 2003. Thus, Registrant is unable to complete its Annual Report at this time without unreasonable effort and due expense.




                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Anthony S. Conigliaro                  212                         775-0400
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      (Name)                       (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]  Yes         [ ]  No
                                                   ---              ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes         [ ]  No
                                                   ---              ---


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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Registrant  reasonably  expects the Net Income for the year ended  December  31,
2002 to be approximately $2,550,000 as compared to the Net Loss of $2,785,607 for the year ended December 31, 2001. The reason for the difference between the Net Income in 2002 as compared to the Net Loss for 2001 can be primarily attributed to Income from Discontinued Operations of $3,712,884 which was due primarily to a gain recognized on the extinguishment of debt in January 2002.


                           CareerEngine Network, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      March 28, 2003              By /s/ Anthony S. Conigliaro
     -------------------------------  ------------------------------------------
                                      Anthony S. Conigliaro
                                      Vice President and Chief Financial Officer

     INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule G-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.


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